

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4561

Mail Stop 4561

October 24, 2007

Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Real Estate Investment Trust II, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660

> **Re: KBS Real Estate Investment Trust II, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 27, 2007**
> **File No. 333-146341**

Dear Mr. Schreiber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Form S-1 filed on September 27, 2007 that was provided to us by counsel.

General

1.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, *T REIT Inc.* (Letter dated June 4, 2001), *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please advise us how the repurchases of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. See *Allston & Bird LLP* (Letter dated October 22, 2007).

Cover Page

5.   Please revise the first bullet risk to clarify that there is no requirement that the company provide investors a liquidity event, whether through listing or liquidation. Please make similar changes to your summary risk factor and risk

factor sections.

What is the experience of your sponsors?, page 5

6.   Please identify the "senior real estate professionals" that "average over 20 years of direct real estate experience."

What conflicts of interest will your advisor face?, page 9

7.   Please revise the first bullet point to identify by name the other programs sponsored by KBS Capital Advisors that target similar investments and tenants as KBS II. Provide similar clarification in the risk factor on page 30 and under the heading "Conflicts of Interest" beginning on page 80.

What are the fees that you will pay…, page 12

8.   Please disclose the amount of acquisition fees and origination fees assuming your target leverage ratio.

9.   Refer to your description of "Other Organization and Offering Expenses" on page 13. Please tell us whether the reimbursement amounts will include reimbursement for personnel costs of the advisor or dealer manager.

10.   We note in your discussion of other operating expenses that you intend to reimburse your advisor for personnel costs. Please disclose whether you will reimburse the cost of asset management personnel used by the advisor to perform the services related to the asset management fee. Please provide an example of other personnel for which you will provide reimbursement.

11.   Please disclose whether disposition fees may be paid in connection with a sale to an affiliate.

12.   Refer to your disclosure regarding disposition fees. Please clarify whether you intend to only pay these fees during the liquidation/listing stage, or whether these fees may ever be paid during the operational stage.

How long will this offering last?, page 20

13.   Please revise to discuss limitations, if any, on your ability to commence a follow on offering with the same or similar terms.

Jeffrey D. Reid
KMA Global Solutions International, Inc.
October 24, 2007
Page 4

Who might benefit from an investment in our shares?, page 20

14.   Please advise us why you have characterized this as a finite-life investment.

Will I be notified of how my investment is doing?, page 23

15.   Please disclose that investors will not be notified of the net asset value per share
       until three years after the completion of the offering, which may continue
       indefinitely. Please provide similar disclosure in the first risk factor on page 35.

Risks Related to Conflicts of Interest, page 29

16.   Please add disclosure to discuss any conflicts of interest that your affiliated dealer
       manager may face. We note your disclosure about your affiliated dealer manager
       on page 83.

Estimated Use of Proceeds, page 57

17.   In your calculation of gross offering proceeds to be used for investments and the
       repurchase of shares assuming the maximum offering amount, please provide
       support for how you reached the $9.04 calculation.

Management, page 61

18.   We note that you have not disclosed your "independent directors." To the extent
       these directors serve as directors in other KBS programs, please include a risk
       factor relating to relevant conflicts of interest.

Executive Officers and Directors, page 63

19.   With respect to Mr. Bren, Mr. Schreiber, and Ms. Yamane, please discuss their
       business experience over the past five years, including their positions held with
       each of their previous employers. Refer to Item 401(e) of Regulation S-K. Please
       also disclose how long each person has been employed by the sponsor.

Management Compensation, page 74

20.   We note that stock based compensation may be paid to affiliates of the advisor.
       Please provide additional disclosure regarding your policies for doing so. Please
       include in your disclosure a reference to how the incentive fees already built into
       the management contract will influence decisions regarding this stock based
       compensation.

Allocation of Investment Opportunites, page 81

21.   If applicable, please add a discussion about the potential conflict of interest with respect to soliciting investors in your company, since the KBS REIT I offering is still open.

Receipt of Fees…, page 82

22.   Refer to the third and fourth bullet points. Please explain in greater detail how the fees that may be provided to KBS Capital Advisors are "success-based fees." Explain what they are being incentivized to do and how their successful performance relates to the actual payment of fees.

Advisor Compensation, page 84

23.   Please revise the first bullet to disclose whether the board will also consider stock compensation paid to affiliates of the advisor and the reimbursement of advisor costs.

Investments in Other Debt-Related Investments, page 97

24.   We note you may invest in non-investment grade CMBS tranches. Please briefly describe the diligence issues related to such investments.

Disposition Policies, page 104

25.   Please disclose whether stockholder liquidity will be a factor considered by the board in determining whether listing or liquidating will result in "greater value" for your stockholders.

Liquidity and Capital Resources, page 108

26.   Discuss the impact on your investment opportunities if only the minimum subscription amount is achieved, as well as the impact on your operations, in light of the fact that you do not intend to reserve any of your gross proceeds from this offering for future capital needs.

Results of Operations, page 109

27.   You state that your advisor is not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact, favorable or unfavorable, on revenues or income from the acquisition and operation of real properties and other real estate-related investments, other than those referred to in this prospectus.

Please revise to discuss the material trends referenced in the prospectus, including current competitive conditions in the real estate market. Please also discuss the effect of the recent issues in the credit markets.

Distribution Policy, page 112

28.   Please disclose your policy with respect to sourcing dividends from debt or offering proceeds.

Prior Performance Summary

Private Programs, page 114

29.   To the extent available, please update your narrative portfolio information to the most recent quarter for which financial statements are required for the company.

General, page 160

30.   We note your use of the term "offering stage." Please explain this term when first used, including whether it may include any follow-on offerings.

31.   We note your disclosure that after the offering DRIP shares will price at NAV. However, we also note your earlier disclosure that NAV will not be calculated until three years after the offering. Please advise.

Compensation of Dealer Manager and Participating Broker-Dealers, page 161

32.   Refer to your disclosure in the last paragraph on this page. Please revise the disclosure to clarify the relationship between the projected $200 million sales volume threshold and the reallowance.

33.   In the last full paragraph on page 163, you state that the discounted shares will result in "substantially" the same as the net proceeds you will receive from other shares. Please explain the use of "substantially" here. When will the proceeds you receive differ from that which you receive from other shares?

Financial Statements

Prior Performance Tables

Table I – Experience Raising and Investing Funds, page F-16

34.   We noted your footnotes regarding certain disclosures for each of the four programs closed within the past three years. For each of these programs, please note on the face of the table the actual length of the offerings since you consider each of these program's offerings to have ended, as well as the corresponding date the offerings began. Further, for those programs for which you are no longer identifying potential properties for purchase, please note the amount of months that were necessary to meet the 90% threshold as required.

Table II – Compensation to Sponsor, page F-18

35.   Please complete the "date offering commenced" row rather than rely on footnotes.

36.   Please explain to us how the Advisory fees in Table II, which are footnoted as being acquisition fees as a percentage of purchase price and other capitalized costs, compare to the percentages for Acquisition fees and Other capitalized costs as disclosed within Table I.

Part II. Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-2

37.   Please disclose what consideration you received for the 20,000 share issuance to KBS Capital Advisors.

Exhibits

38.   Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

cc: Via Facsimile
        Carrie Hartley
        DLA Piper